TransAlta to begin negotiations with Ontario Power Authority on Sarnia

CALGARY, Alberta (June 15, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it will shortly begin negotiations with the Ontario Power Authority (OPA) for a contract at TransAlta’s Sarnia Regional Cogeneration Plant. These negotiations follow a Ministerial Directive issued to the OPA today by Ontario Energy Minister Dwight Duncan.

“We welcome the directive and are pleased to begin negotiations with the Ontario Power Authority,” says Steve Snyder, TransAlta’s president and CEO.  “Today’s announcement confirms the government’s commitment to ensure that generators, including early investors, will be welcome and treated fairly.

“As a cogeneration facility, Sarnia is one of the most efficient plants available in our industry today and our goal is to work with the OPA to provide the people of Ontario with this environmentally-friendly power.”

Commissioned in March 2003, the $490 million gas-fired cogeneration plant currently supplies steam and electricity to Bayer Inc., Dow Chemical Canada Inc., NOVA Chemicals (Canada) Ltd. and Suncor Energy Products Inc. in Sarnia. The balance of the electricity production will be sold to the OPA.  The largest cogeneration plant in Canada, Sarnia is also one of the cleanest, removing an estimated 4,900 tonnes of smog causing air pollutants per year, when compared to the old boiler technology it replaced.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

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Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com